# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Warner Music Group Corp., CIK 0001319161
CUSIP: 934550203
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 12,681,060; shared voting power 175,232; sole dispositive power 13,547,528; shared dispositive power 26; aggregate amount beneficially owned 13,547,554 (9.2% of the class)

## Item 1. Issuer
Name of issuer: Warner Music Group Corp.
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, NEW YORK, 10019.

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO
Address of principal business office or, if none, residence: 270 Park Avenue, New York, NY 10017
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 13,547,554
Percent of class: 9.2
Sole power to vote or to direct the vote: 12,681,060
Shared power to vote or to direct the vote: 175,232
Sole power to dispose or to direct the disposition: 13,547,528
Shared power to dispose or to direct the disposition: 26

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Securities LLC;
JPMorgan Asset Management (UK) Limited;
JPMorgan Chase Bank, National Association;
J.P. Morgan Investment Management Inc.;
JPMorgan Asset Management (China) Company Limited;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO: Rachel Tsvaygoft, Vice President (05/12/2026)